Exhibit 10.13

BAKKT HOLDINGS, LLC

VPC IMPACT ACQUISITION HOLDINGS

EMPLOYMENT AGREEMENT

FOR

ANDREW LABENNE

This is an Employment Agreement (the “Employment Agreement”), dated as of March 16, 2021, by and among (i) Bakkt Holdings, LLC, a Delaware limited liability company (together with its direct and indirect subsidiaries, the “Company”), (ii) upon and subject to the closing of the transaction (the “Transaction”) described in that certain Agreement and Plan of Merger dated January 11, 2021 among the Company, VIH (as defined below), and Pylon Merger Company LLC, VPC Impact Acquisition Holdings (“VIH”), a Cayman Islands exempted company which, in connection with the Transaction, shall be redomiciled in Delaware and re-named Bakkt Holdings, Inc. (“PubCo” and, together with the Company, “Bakkt”, it being understood that all payment obligations to Executive other than the equity grant referenced in Section 5(c) hereof shall be solely the obligation of the Company), and (iii) Andrew Labenne (“Executive”), the terms and conditions of which are as follows:

Agreement

1. Term. Subject to the terms and conditions set forth in this Employment Agreement, the Company agrees to employ Executive, and Executive agrees to be employed by the Company, for an initial term of one (1) year, which shall start on or before April 27, 2021 (the “Effective Date”), and shall end on the first anniversary of such date. The initial term plus any extension shall be referred to in this Employment Agreement as the “Term”. On the last day of the initial term and each anniversary thereof, the Term of this Employment Agreement will automatically extend for one (1) year (unless either party delivers 90 days’ written notice to the other that there will be no such extension).

2. Title; Duties and Responsibilities; Powers. Executive’s title initially shall be Chief Financial Officer of the Company and, effective as of the consummation of the Transaction, EVP, Chief Financial Officer of PubCo. Executive shall report to, and his or her duties and responsibilities and powers shall be those commensurate with Executive’s position that are set from time to time by, the Chief Executive Officer of PubCo. Executive shall undertake to perform all of Executive’s duties and responsibilities and exercise all of Executive’s powers in good faith and on a full-time basis and shall at all times act in the course of Executive’s employment under this Employment Agreement in the best interests of Bakkt.

3. Primary Work Site. Executive’s primary work site for the Term shall be New York, New York. However, Executive shall undertake such travel away from Executive’s primary work site and shall work from such temporary work sites as necessary or appropriate to fulfill Executive’s duties and responsibilities and exercise Executive’s powers under the terms of this Employment Agreement.

4. Outside Activities. Executive shall not serve on any boards of directors of, or provide services (whether as an employee or independent contractor) to, any entity other than Bakkt (including, for example, any for-profit, civic, or charitable organization) on or after the date Bakkt signs this Employment Agreement without obtaining the consent required by Bakkt’s internal compliance reporting procedures then in effect.

5. Compensation and Related Matters.

(a) Base Salary. Executive’s initial base salary shall be $400,000 per year, which shall be payable in accordance with the Company’s standard payroll practices and policies for senior executives. Executive’s base salary shall be subject to annual review and periodic increases as determined by PubCo’s Board of Directors (the “Board”) or the Compensation Committee of the Board (the “Committee”). The base salary, as may be in effect from time to time under this Employment Agreement, shall be referred to as the “Base Salary”.

(b) Annual Bonus/Signing Bonus. During the Term, Executive shall be eligible to receive an annual bonus each year. Executive’s target annual bonus during the Term shall be 100% of Executive’s Base Salary, subject to adjustment from time to time as determined by the Committee in its sole discretion (the “Target Bonus”). The actual amount of such bonus, if any, may be higher or lower than the Target Bonus and shall be determined in accordance with a plan adopted and approved by the Board, and shall be paid no later than two and one half (2 1⁄2) months after the end of the taxable year to which the bonus relates; provided, however, that the initial Target Bonus paid to Executive shall not be subject to pro-ration in the event that Executive is employed for less than the full performance year to which such initial Target Bonus relates.

(c) Equity Compensation. Subject to the Closing and effective upon the date that a registration statement on Form S-8 has been filed by PubCo and become effective (which shall occur no later than the first business day following the date that PubCo first becomes eligible to use Form S-8), PubCo shall grant Executive 400,000 restricted stock units (the “Initial Equity Award”) under the equity incentive plan to be adopted by PubCo in connection with the transaction (together with any successor equity incentive plan adopted by PubCo, the “Equity Plan”). Fifty percent (50%) of the Initial Equity Award shall be in the form of time-based vesting restricted stock units (the “Initial RSUs”) and the remaining fifty percent (50%) of the Initial Equity Award shall be in the form of performance-based restricted stock units (the “Initial PRSUs”). The Initial RSUs shall vest, subject to Executive’s continued employment with Bakkt in three installments on the first three anniversaries of the Closing Date. The Initial PRSUs shall vest, subject to Executive’s continued employment with Bakkt, on the third anniversary of the grant to the extent the applicable performance conditions have been satisfied, it being understood and agreed that such performance conditions shall be established prior to the Closing Date as proposed by Bakkt and consented to by Executive, which consent shall not unreasonably be conditioned, delayed or withheld. Following the Initial Equity Award, Executive may from time to time receive awards under the Equity Plan as determined by the Committee. Except as otherwise provided in this Employment Agreement, the terms of any Bakkt equity awards granted to Executive shall be governed by the Equity Plan in effect at the time of any such grant(s) and the award agreement applicable to such grant(s). In the event that the Closing does not occur and therefore the Company cannot make the Initial Equity Award, the Company and Executive will use their respective good faith efforts to agree on a reasonably equivalent substitute incentive, which may include a grant to Executive under the Company’s Equity Incentive Plan currently in effect.

(d) Employee Benefit Plans, Programs and Policies. Executive shall be eligible to participate in the employee benefit plans, programs and policies in effect from time to time and maintained by Bakkt for similarly situated senior executives, in accordance with the terms and conditions of such plans, programs and policies. The Company will reimburse Executive for Executive’s COBRA premium costs incurred, if any, in maintaining Executive’s current health coverage for the period between the Effective Date and the first day on which Executive is eligible for health coverage under Bakkt’s current plan. Such reimbursement shall be paid to Executive within 15 days after Executive provides written evidence to the Company of payment of Executive’s COBRA costs.

(e) Vacation and Other Similar Benefits. Executive shall accrue at least four (4) weeks of vacation during each calendar year period in the Term, which vacation time shall be taken subject to such terms and conditions as set forth in applicable policies as in effect from time to time. Executive shall also have such paid holidays, sick leave and personal and other time off as called for under Bakkt’s standard policies and practices for executives with respect to paid holidays, sick leave and personal and other time off as may be in effect from time to time.

(f) Business Expenses. Executive shall have the right to be reimbursed for reasonable and appropriate business expenses which Executive actually incurs in connection with the performance of Executive’s duties and responsibilities under this Employment Agreement in accordance with Bakkt’s expense reimbursement policies and procedures for its senior executives as may be in effect from time to time.

6. Reasons for Termination. The Company shall have the right to terminate Executive’s employment at any time, and Executive shall have the right to resign at any time, in each case for any reason or no reason, subject to the terms of this Employment Agreement. The date of termination of Executive’s employment will be the date specified in any notice of termination delivered from the Company to Executive (or, in the case of Executive’s resignation, from Executive to the Company), except as otherwise set forth below.

(a) Death. Executive’s employment shall terminate at Executive’s death.

(b) Disability. The Company shall have the right to terminate Executive’s employment on or after the date Executive has a Disability. The term “Disability” as used in this Employment Agreement means any physical or mental condition which renders Executive unable even with reasonable accommodation by the Company to perform the essential functions of Executive’s job for at least a one hundred and eighty (180) consecutive day period and which makes Executive eligible to receive benefits under the Company’s long term disability plan as of the date Executive’s employment terminates.

(c) Termination by the Company. The Company may terminate Executive’s employment at any time, with or without Cause. The term “Cause” as used in this Employment Agreement will mean:

(i) Executive is convicted of, pleads guilty to, or confesses or otherwise admits to any felony or any act of fraud, misappropriation or embezzlement;

(ii) Executive knowingly engages in any act or course of conduct (A) which is reasonably likely to adversely affect the Company’s right or qualification under applicable laws, rules or regulations to conduct its Business (as defined in Section 9(g), or (B) which violates the rules of any exchange or market in which the Company conducts its Business) (or at such time is actively contemplating conducting its Business);

(iii) there is any act or omission by Executive involving willful misconduct or gross negligence in the performance of Executive’s duties and responsibilities under Section 2 or the exercise of Executive’s powers under Section 2 to the material detriment of the Company; or

(iv) (a) Executive breaches any of the provisions of Section 9(b) through Section 9(g), or (b) Executive violates any provision of any code of conduct adopted by the Company or Bakkt which applies to Executive and any other Company employees if the consequence to such violation for any employee subject to such code of conduct ordinarily would be a termination of his or her employment by the Company.

(d) Resignation by Executive. Executive may terminate Executive’s employment with or without Good Reason. The term “Good Reason” as used in this Employment Agreement will mean, without Executive’s express written consent:

(i) a material reduction in Executive’s Base Salary under Section 5(a) or a material reduction in Executive’s Target Bonus as set forth in Section 5(b);

(ii) a material reduction in the scope, importance or prestige of Executive’s duties, responsibilities or powers or Executive’s reporting relationships with respect to who reports to Executive and whom Executive reports to at the Company;

(iii) Executive is transferred to a new primary work site which is more than thirty (30) miles (measured along a straight line) from Executive’s primary work site immediately before the transfer unless such new primary work site is closer (measured along a straight line) to Executive’s primary residence than Executive’s primary work site immediately before the transfer;

(iv) Executive’s job title is materially diminished or there is a material reduction in Executive’s pension and welfare benefits;

(v) the failure of any successor to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Employment Agreement pursuant to Section 12; or

(vi) a material breach of this Employment Agreement by the Company or its successor.

Notwithstanding the foregoing, no such act or omission will be treated as “Good Reason” under this Employment Agreement unless:

(A) (i) Executive delivers to the Company a detailed, written statement of the basis for Executive’s belief that such act or omission constitutes Good Reason, (ii) Executive delivers such statement before the end of the ninety (90) day period which starts on the date there is an act or omission which forms the basis for Executive’s belief that Good Reason exists, (iii) Executive gives the Company a thirty (30) day period after the delivery of such statement to cure the basis for such belief, and (iv) Executive actually submits Executive’s written resignation to the Company and terminates employment during the sixty (60) day period which begins immediately after the end of such thirty (30) day period if Executive reasonably and in good faith determines that Good Reason continues to exist after the end of such thirty (30) day period; or

(B) the Company states in writing to Executive that Executive has the right to treat any such act or omission as Good Reason under this Employment Agreement and Executive resigns during the sixty (60) day period which starts on the date such statement is actually delivered to Executive; provided, that if Executive consents in writing to any reduction described in Section 6(d)(i) or Section 6(d)(ii), to any transfer described in Section 6(d)(iii) or to any change described in Section 6(d)(iv) in lieu of exercising Executive’s right to resign for Good Reason and delivers such consent to the Company, the results of the actions consented to will thereafter be used under this definition for purposes of determining whether Executive subsequently has Good Reason under this Employment Agreement to resign as a result of any such subsequent reduction, transfer or change.

(e) Removal from any Boards and Position. Upon the termination of Executive’s employment with the Company for any reason, Executive will be deemed to automatically resign from (i) any position with PubCo, the Company or any subsidiary of the Company, including, but not limited to, as an officer, director or trustee of PubCo, the Company and any of its subsidiaries and (ii) any board to which Executive has been appointed or nominated on behalf of Bakkt.

7. Compensation upon Termination. This section provides the payments and benefits to be paid or provided to Executive as a result of Executive’s termination of employment. Except as provided in this Section 7, Executive will not be entitled to anything further from Bakkt pursuant to this Employment Agreement as a result of the termination of Executive’s employment, regardless of the reason for such termination. Upon any termination of Executive’s employment under this Employment Agreement, except as otherwise provided, Executive (or Executive’s beneficiary, legal representative or estate, as the case may be, in the event of Executive’s death) will be entitled to such rights in respect of any equity awards theretofore made to Executive (including the Initial Equity Award), and to only such rights, as are provided by the plan or the award agreement pursuant to which such equity awards have been granted to Executive or other written agreement or arrangement between Executive and the Company.

(a) Resignation without Good Reason or Termination for Cause. Following the termination of Executive’s employment by the Company for Cause or by Executive without Good Reason or upon expiration of the Term as a result of Executive providing notice that the Term of this Employment Agreement will not be renewed in accordance with Section 1, the Company will pay or provide to Executive (or Executive’s estate in the event of Executive’s death) the following (together, the “Accrued Benefits”) as soon as practicable following the date of termination:

(i) (A) any earned but unpaid Base Salary, and (B) any accrued and unused vacation pay, through the date of termination;

(ii) except in the instance of a termination of Executive’s employment by the Company for Cause, any bonus earned by Executive under the terms of Executive’s bonus arrangements that has not been paid;

(iii) reimbursement for any amounts due Executive pursuant to Section 5(f) (unless such termination occurred as a result of misappropriation of funds); and

(iv) any compensation and/or benefits as may be due or payable to Executive in accordance with the terms and provisions of any employee benefit plans or programs of the Company.

(b) Termination by Company without Cause or by Executive for Good Reason (Non-Change in Control). If (i) during the Term, the Company terminates Executive’s employment other than for Cause or a Disability, or Executive resigns for Good Reason, or (ii) the Company provides notice that the Term of this Employment Agreement will not be renewed in accordance with Section 1 (except as provided in Section 7(c)(4)) or more than two (2) years after a Change in Control), the Company (in lieu of any severance pay under any severance pay plans, programs or policies) will provide the Accrued Benefits and, subject to Section 8, will pay or provide to Executive:

(1) a lump sum cash payment equal to two (2) times Executive’s Base Salary, as in effect on the date Executive’s employment terminates;

(2) a lump sum cash payment equal to one (1) times the greater of (A) the average of the last three (3) annual bonuses received by Executive from Bakkt prior to the date Executive’s employment terminates, and (B) the last annual bonus received by Executive from Bakkt prior to the date Executive’s employment terminates;

(3) with respect to options to purchase PubCo common stock or other equity or equity-based grants made to Executive under the Equity Plan (including the Initial Equity Awards): (A) for time-vested options or equity-based grants (including the Initial RSUs and the Initial PRSUs and other performance-based grants for which actual performance achievement has already been certified as of the date of employment termination), accelerate Executive’s right to exercise all such options and fully vest all such equity grants; (B) for performance-based grants, including the Initial PRSUs, for which performance has not been certified as of the date of employment termination, determine and certify performance based on actual performance achieved after completion of the performance period in accordance with the terms of such grants, and vest the all tranches of such performance grants on the date of such performance certification; and (C) treat Executive as if Executive had remained employed by Bakkt for one (1) year following the date of termination so that the time period over which Executive has the right to exercise such options shall be the same as if there had been no termination of Executive’s employment until the end of such one-year period; and

(4) a lump sum cash payment in respect of Executive’s cost of one (1) year’s group health coverage under COBRA.

(c) Termination by Company without Cause or by Executive for Good Reason (Change in Control Related). If (i) during the Term, Bakkt terminates Executive’s employment other than for Cause or a Disability, or Executive resigns for Good Reason, or (ii) the Company provides notice that the Term of this Employment Agreement will not be renewed in accordance with Section 1, in each case within two (2) years after a Change in Control, or as set forth in Section 7(c)(4), Bakkt (in lieu of any severance pay under any severance pay plans, programs or policies) will provide the Accrued Benefits and, subject to Section 8, will pay or provide to Executive:

(1) the payments and benefits set forth in Section 7(b)(1) and (4);

(2) a lump sum cash payment equal to one (1) times the greatest of (i) the average of the last three (3) annual bonuses received by Executive from Bakkt or any of its affiliates prior to the date Executive’s employment terminates, (ii) the last annual bonus received by Executive from Bakkt or its affiliates prior to a Change in Control and (iii) the last annual bonus received by Executive from Bakkt or any of its affiliates prior to the date Executive’s employment terminates; and

(3) with respect to options to purchase PubCo common stock or other equity or equity-based grants made to Executive under the Equity Plan (including the Initial Equity Award): (A) cause each award of such equity or equity-based grants to become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable as of the date of termination of Executive’s employment, and deliver promptly (but no later than 15 days) following termination of Executive’s employment any shares of common stock deliverable pursuant to restricted stock units; provided, that any outstanding performance-based awards shall be deemed earned at the greater of the target level or actual performance level through the Change in Control date (or if no target level is specified, the maximum level) with respect to all open performance periods; and (B) treat Executive as if Executive had remained employed by Bakkt for one (1) year following the date of termination so that the time period over which Executive has the right to exercise such options shall be the same as if there had been no termination of Executive’s employment until the end of such one-year period; and

(4) notwithstanding the foregoing to the contrary, if during the one hundred eighty (180) day-period ending on a Change in Control, Executive experiences a termination of employment under Section 7(b), then Executive shall have the right to the benefits under Section 7(c)(3)(A) as if such termination of employment occurred under this Section 7(c) (without duplication for any payments or benefits provided under Section 7(b)(4)) as if the Change in Control date were the date of Executive’s termination of employment.

“Change in Control” means the occurrence of any of the following events:

(i) any “person” (as that term is used in Sections 13(d) and 14(d)(2) of the 1934 Act), is or becomes the beneficial owner (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of securities representing 30% or more of the combined voting power of the then outstanding securities of PubCo eligible to vote for the election of the members of the Board unless (1) such person is the Company or any subsidiary of the Company, (2) such person is ICE or a subsidiary of ICE, (3) such person is an employee benefit plan (or a trust which is a part of such a plan) which provides benefits exclusively to, or on behalf of, employees or former employees of the Company or a subsidiary of the Company, (4) such person is Executive, an entity controlled by Executive or a group which includes Executive or (5) such person acquired such securities in a Non-Qualifying Transaction (as defined in Section 7(c)(iii));

(ii) any dissolution or liquidation of PubCo or the Company or any sale or the disposition of 50% or more of the assets or business of the Company; or

(iii) the consummation of any reorganization, merger, consolidation or share exchange or similar form of corporate transaction involving PubCo unless (1) the persons who were the beneficial owners of the outstanding securities eligible to vote for the election of the members of the Board immediately before the consummation of such transaction hold more than 60% of the voting power of the securities eligible to vote for the members of the board of directors of the successor or survivor corporation in such transaction immediately following the consummation of such transaction and (2) the number of the securities of such successor or survivor corporation representing the voting power described in Section 7(c)(iii)(1) held by the persons described in Section 7(c)(iii)(1) immediately following the consummation of such transaction is beneficially owned by each such person in substantially the same proportion that each such person had beneficially owned the outstanding securities eligible to vote for the election of the members of the Board immediately before the consummation of such transaction, provided (3) the percentage described in Section 7(c)(iii)(1) of the voting power of the successor or survivor corporation and the number described in Section 7(c)(iii)(2) of the securities of the successor or survivor corporation will be determined exclusively by reference to the securities of the successor or survivor corporation which result from the beneficial ownership of shares of common stock of PubCo by the persons described in Section 7(c)(iii)(1) immediately before the consummation of such transaction. Any transaction which satisfies all of the criteria specified in (1), (2) and (3) above will be deemed to be a “Non-Qualifying Transaction”.

(d) Termination for Disability or Death. In the event Executive’s employment is terminated, during the Term, for Disability pursuant to Section 6(b) or due to Executive’s death, Executive (or Executive’s beneficiary, legal representative or estate) will be entitled to the Accrued Benefits.

8. Release. As a condition to Bakkt’s making any payments to Executive after Executive’s termination of employment under this Employment Agreement (other than the Accrued Benefits and the compensation earned before such termination and the benefits due under Bakkt’s employee benefit plans without regard to the terms of this Employment Agreement), Executive or, if Executive is deceased, Executive’s estate shall execute and not revoke, within fifty-five (55) days following Executive’s termination of employment, a release in a form provided by Bakkt and as may be in use from time to time (provided that such release shall not contain restrictive covenants that are materially more restrictive than similar restrictive covenants contained herein), and Bakkt shall provide such payments or benefits, if applicable, promptly after Executive (or Executive’s estate) delivers such release to Bakkt, but no later than sixty (60) days after the date of Executive’s termination of employment.

9. Covenants by Executive.

(a) Compliance with Company Policies. Executive agrees to comply with any Company policies and codes of conduct as may be in effect from time to time and that may apply to Executive, including without limitation the Bakkt Global Code of Business Conduct.

(b) Bakkt’s and Affiliates’ Property. Upon the termination of Executive’s employment for any reason or, if earlier, upon Bakkt’s request, Executive shall promptly return all Property which had been entrusted or made available to Executive by Bakkt and each of its affiliates and, if any copy of any such Property was made by, or for, Executive, each and every copy of such Property. “Property” means records, files, memoranda, tapes, computer disks, reports, price lists, customer lists, drawings, plans, sketches, keys, computer hardware and software, cell phones, smart phones, credit cards, access cards, identification cards, company cars and other tangible personal property of any kind or description.

(c) Trade Secrets. Executive agrees that Executive will hold in a fiduciary capacity for the benefit of Bakkt and each of its affiliates, and will not directly or indirectly use or disclose to any person not authorized by Bakkt, any Trade Secret of Bakkt or its affiliates that Executive may have acquired (whether or not developed or compiled by Executive and whether or not Executive is authorized to have access to such information) during the term of, and in the course of, or as a result of Executive’s employment by Bakkt or its affiliates for so long as such information remains a Trade Secret. “Trade Secret” means information, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers that (a) derives economic value, actual or potential, from not being generally known to, and not being generally readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use and (b) is the subject of efforts by Bakkt and its affiliates that are reasonable under the circumstances to maintain its secrecy. This Section 9(c) is intended to provide rights to Bakkt and its affiliates which are in addition to, not in lieu of, those rights Bakkt and its affiliates have under the common law or applicable statutes for the protection of trade secrets. Notwithstanding anything in this Employment Agreement, Executive may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a Trade Secret that is made: (a) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law, or (b) in a complaint or other document that is filed under seal in a lawsuit or other proceeding and does not disclose the trade secret, except pursuant to court order.

(d) Confidential Information. Executive, while employed under this Employment Agreement and thereafter, shall hold in a fiduciary capacity for the benefit of Bakkt and its affiliates, and shall not directly or indirectly use or disclose to any person not authorized by Bakkt, any Confidential Information of Bakkt or its affiliates that Executive may have acquired (whether or not developed or compiled by Executive and whether or not Executive is authorized to have access to such information) during the term of, and in the course of, or as a result of Executive’s employment by Bakkt or its affiliates. “Confidential Information” means any secret, confidential or proprietary information possessed by Bakkt or its affiliates relating to their businesses (not otherwise included in the definition of a Trade Secret under this Employment Agreement), including, without limitation, customer lists, details of client or consultant contracts, current and anticipated customer requirements, pricing policies, price lists, market studies, business plans, policies, operational methods, marketing plans or strategies, contracts, products, product development techniques or flaws, computer software programs (including object codes and source codes), data and documentation, database technologies, systems, structures and architectures, know-how, inventions and ideas, past, current and planned research and development, compilations, devices, methods, techniques, processes, designs, reports, specifications, future business plans, business development, costs, licensing strategies, advertising campaigns, financial information and data, business acquisition plans and new personnel acquisition plans that has not become generally available to the public by the act of one who has the right to disclose such information without violating any right of Bakkt or its affiliates. This Section 9(d) is intended to provide rights to Bakkt and its affiliates which are in addition to, not in lieu of, those rights Bakkt and its affiliates have under the common law or applicable statutes for the protection of confidential information. For the avoidance of doubt, nothing in this Employment Agreement shall impair Executive’s right to make disclosures under the whistleblower provisions of any applicable law or regulation or require Executive to notify Bakkt or obtain its authorization prior to doing so, or prohibit Executive from responding truthfully to a valid subpoena.

(e) Intellectual Property Rights. Executive hereby agrees that all Intellectual Property conceived, invented, developed and/or reduced to practice by Executive, alone or jointly with others, during Executive’s employment with Bakkt or its affiliates is the exclusive property of Bakkt, regardless of whether such Intellectual Property falls within the scope of Executive’s employment with Bakkt or its affiliates. Executive hereby agrees that all Intellectual Property shall be considered a Work Made For Hire pursuant to 17 U.S.C. § 101 and all rights, titles and interests therein shall vest exclusively with Bakkt, and to the extent that any Intellectual Property shall not qualify as a Work Made For Hire, Executive hereby assigns to Bakkt all of Executive’s right, title and interest in such Intellectual Property and agrees to assist Bakkt, at Bakkt’s expense, to obtain patents, copyright and trademark registrations for Intellectual Property, to execute and deliver all documents and do any and all things necessary and proper on Executive’s part to obtain such patents and copyright and trademark registrations and to execute specific assignments and other documents for such Intellectual Property as may be considered necessary or appropriate by Bakkt at any time during or after Executive’s employment with Bakkt or its affiliates. This Section

9(e) does not apply to any invention that Executive develops entirely on Executive’s own time without using Bakkt’s equipment, supplies, facilities, Confidential Information, Trade Secrets, know-how or proprietary information, unless the invention either (a) relates at the time of conception or reduction to practice of the invention to Bakkt’s business, or actual or demonstrably anticipated research or development of Bakkt, or (b) results from any work performed by Executive for Bakkt or its affiliates. Executive will not place Intellectual Property in the public domain or disclose any inventions to third parties without the prior written consent of Bakkt. “Intellectual Property” shall include without limitation all inventions, ideas, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, domain names, trademark applications and service mark applications, registered and unregistered copyrights (including without limitation databases and other compilations of information), Confidential Information, Trade Secrets and know-how, including processes, schematics, business methods, formulae and computer software programs, and all other intellectual property, property and proprietary rights that, in Bakkt’s sole discretion, could be used within the scope of Bakkt’s business.

(f) Nonsolicitation of Customers or Employees.

(i) Customers. Executive, while employed under this Employment Agreement and thereafter during the Restricted Period, shall not, on Executive’s own behalf or on behalf of any person, firm, partnership, association, corporation or business organization, entity or enterprise, call on or solicit for the purpose of competing with Bakkt or its affiliates any customers of Bakkt or its affiliates with whom Executive had contact during the one-year period preceding Executive’s date of termination of employment with Bakkt or its affiliates or about which Executive learned Confidential Information during Executive’s employment with Bakkt or its affiliates. “Restricted Period” means the one (1) year period after the termination of Executive’s employment without regard to the reason for Executive’s termination of employment.

(ii) Employees. Executive, while employed under this Employment Agreement and thereafter during the Restricted Period, shall not, either directly or indirectly, call on, solicit or attempt to induce any other officer, employee or independent contractor of Bakkt or its affiliates with whom Executive had contact at any time during Executive’s employment with Bakkt or its affiliates, to terminate his or her employment or business relationship with Bakkt or its affiliates and shall not assist any other person or entity in such a solicitation.

(g) Non-Compete. Executive and Bakkt agree that (a) Bakkt (which expressly includes, for purposes of this Section 9(g), its successors, assigns, and direct and indirect subsidiaries) is engaged in trading, custody and clearing services for digital assets (it being understood that “digital assets” includes without limitation cryptocurrencies, fiat currencies, central bank digital currencies, loyalty and reward programs, in-game assets, and digital equities), loyalty and reward program management services (including redemption services), mobile wallet and payment services, person-to-person digital asset transaction services, and digital asset lending (such businesses, together with any other products or services that may in the future during the pendency of Employee’s employment be offered by Bakkt or any entity that is then an affiliate of Bakkt, herein being collectively and without limitation referred to as the “Business”), (b) Bakkt is one of a limited number of entities that have developed such a Business, (c) Executive is, and is expected to continue to be during the Term, intimately involved in the Business wherever it operates, and Executive will have access to certain confidential, proprietary information of Bakkt, (d) this Section 9(g) is intended to provide fair and reasonable protection to Bakkt in light of the unique circumstances of the Business and (e) Bakkt would not have entered into this Employment Agreement but for the covenants and agreements set forth in this Section 9(g). Executive therefore agrees that Executive shall not while employed with this Employment Agreement and thereafter during the Restricted Period, assume or perform, directly or indirectly, any responsibilities and duties that are substantially similar to those Executive performs for Bakkt on the date Executive executes this Employment Agreement for or on behalf of, or act as a management consultant or strategic consultant for or on behalf of, or own, control or loan money to, any other corporation, partnership, venture, or other business entity that engages in the Business; provided, however, that Executive may own up to five percent (5%) of the stock of a publicly traded company that engages in such competitive business so long as Executive is only a passive investor and is not actively involved in such company in any way that is inconsistent with this Section 9(g).

(h) Reasonable and Continuing Obligations. Executive agrees that Executive’s obligations under this Section 9 are obligations which will continue beyond the date Executive’s employment terminates and that such obligations are reasonable and necessary to protect Bakkt’s and its affiliates’ legitimate business interests. Bakkt in addition shall have the right to take such other action as Bakkt deems necessary or appropriate to compel compliance with the provisions of this Section 9.

(i) Remedy for Breach. Executive agrees that the remedies at law for Bakkt for any actual or threatened breach by Executive of the covenants in this Section 9 would be inadequate and that Bakkt shall be entitled to specific performance of the covenants in this Section 9, including entry of an ex parte, temporary restraining order in state or federal court, preliminary and permanent injunctive relief against activities in violation of this Section 9, or both, or other appropriate judicial remedy, writ or order, without requirement of posting a bond or other security, in addition to any damages and legal expenses which Bakkt may be legally entitled to recover. Executive acknowledges and agrees that the covenants in this Section 9 shall be construed as agreements independent of any other provision of this or any other agreement between Bakkt and Executive, and that the existence of any claim or cause of action by Executive against Bakkt, whether predicated upon this Employment Agreement or any other agreement, shall not constitute a defense to the enforcement by Bakkt of such covenants.

10. No Waiver. Except for the notice described in Section 19(a), no failure by either Bakkt or Executive at any time to give notice of any breach by the other of, or to require compliance with, any condition or provision of this Employment Agreement shall be deemed a waiver of any provisions or conditions of this Employment

11. Choice of Law and Courts. This Employment Agreement shall be governed by Georgia law, and (subject to Section 16) any action that may be brought by either Bakkt or Executive involving the enforcement of this Employment Agreement or any rights, duties, or obligations under this Employment Agreement, shall be brought exclusively in the state or federal courts sitting in Atlanta, Georgia, and Executive consents and waives any objection to personal jurisdiction and venue in these courts for any such action.

12. Assignment and Binding Effect. This Employment Agreement shall be binding upon and inure to the benefit of Bakkt and any successor to all or substantially all of the business or assets of Bakkt. Bakkt may assign this Employment Agreement to any affiliate or successor, and no such assignment shall be treated as a termination of Executive’s employment under this Employment Agreement, and references to “Bakkt” shall also be deemed to refer to any such affiliate or successor. Executive’s rights and obligations under this Employment Agreement are personal and shall not be assigned or transferred. Any such assignment or attempted assignment by Executive shall be null, void, and of no legal effect.

13. Entire Agreement. This Employment Agreement replaces and supersedes any and all previous agreements and understandings regarding all the terms and conditions of Executive’s employment relationship with Bakkt, and this Employment Agreement constitutes the entire agreement of Bakkt and Executive with respect to such terms and conditions.

14. Amendment. Except as provided in Section 15, no amendment or modification to this Employment Agreement shall be effective unless it is in writing and signed by an authorized representative of Bakkt and by Executive.

15. Severability. If any provision of this Employment Agreement (including but not limited to any covenant contained in Section 9) shall be found invalid or unenforceable, in whole or in part, then such provision shall be deemed to be modified or restricted to the extent and in the manner necessary to render such provision valid and enforceable, or shall be deemed excised from this Employment Agreement, as may be required under applicable law, and this Employment Agreement shall be construed and enforced to the maximum extent permitted by applicable law, as if such provision had been originally incorporated in this Employment Agreement as so modified or restricted, or as if such provision had not been originally incorporated in this Employment Agreement, as the case may be.

16. Arbitration. Bakkt shall have the right to obtain an injunction or other equitable relief arising out of Executive’s breach of the provisions of Section 9 of this Employment Agreement. However, any other controversy or claim arising out of or relating to this Employment Agreement or any alleged breach of this Employment Agreement, or any other claim arising out of or relating to Executive’s employment by Bakkt, shall be settled by binding arbitration in Atlanta, Georgia in accordance with the rules of the American Arbitration Association then applicable to employment-related disputes, and a judgment upon the arbitration award may be entered by any court of competent jurisdiction. The arbitration shall be conducted by a single arbitrator selected in accordance with the applicable rules of the American Arbitration Association. The arbitrator shall be empowered to award any category of damages that would be available to the parties under applicable law. Bakkt shall be responsible for paying the reasonable fees of the arbitrator, unless the fees are otherwise allocated by the arbitrator consistent with applicable law.

Initials of the parties expressly assenting to the arbitration provision in Section 16:

______________________________ Executive’s initials	______________________________ Initials of Bakkt representative

17. Executive’s Legal Fees and Expenses. Bakkt shall have no obligation under the terms of this Employment Agreement to reimburse Executive for any of Executive’s legal fees and expenses for any claims under this Employment Agreement that are unrelated to a Change in Control. Bakkt shall reimburse Executive for Executive’s reasonable legal fees and expenses incurred in connection with any claim made with respect to Executive’s rights under Section 7(c); provided, that such reimbursement shall be subject to recoupment by Bakkt if Executive’s claim is found to have been brought in bad faith.

18. Representations. Executive represents and warrants to the Company that Executive is under no contractual or other binding legal restriction which would prohibit Executive from entering into and performing under this Employment Agreement or that would limit the performance of Executive’s duties under this Employment Agreement.

19. Miscellaneous.

(a) Notices. Notices and all other communications shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail or overnight courier. Notices to Bakkt shall be sent to 5900 Windward Parkway, #450, Alpharetta, Georgia 30005, Attention: Corporate Secretary. Notices and communications to Executive shall be sent to the address Executive most recently provided to Bakkt.

(b) Counterparts. This Employment Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same Employment Agreement. An electronic signature is a permissible means of executing this Employment Agreement.

(c) Headings; References. The headings and captions used in this Employment Agreement are used for convenience only and are not to be considered in construing or interpreting this Employment Agreement. Any reference to a “section” shall be to a section of this Employment Agreement absent an express statement to the contrary.

(d) Section 409A of the Code. This Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A or to the extent any provision in this Agreement must be modified to comply with Section 409A (including, without limitation, Treasury Regulation 1.409A-3(c)), such provision shall be read, or shall be modified (with the mutual consent of the parties, which consent shall not be unreasonably withheld), as the case may be, in such a manner so that all payments due under this Agreement shall comply with Section 409A. In no event may Executive, directly or indirectly, designate the calendar year of payment. To the extent Executive would otherwise be entitled to any payment or benefit under this Employment Agreement or any plan or arrangement of Bakkt or its affiliates, that constitutes “deferred compensation” subject to Section 409A and that if paid during the six (6) months beginning on the date of termination of Executive’s employment would be subject to the Section 409A additional tax because Executive is a “specified employee” (within the meaning of Section 409A and as determined by Bakkt), the payment will be paid to Executive on the earlier of the first day of the seventh month following Executive’s date of termination, a change in ownership or effective control of PubCo or the Company (within the meaning of Section 409A) or Executive’s death. In addition, any payment or benefit due upon a termination of Executive’s employment that represents a “deferral of compensation” within the meaning of Section 409A shall be paid or provided to Executive only upon a “separation from service” as defined in Treas. Reg. Section 1.409A-1(h). To the extent applicable, each payment made under this Employment Agreement shall be deemed to be a separate payment, amounts payable under Section 7 of this Employment Agreement shall be deemed not to be a “deferral of compensation” subject to Section 409A to the extent provided in the exceptions in Treas. Reg. Sections 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exception under subparagraph (iii)) and other applicable provisions of Treas. Reg. Section 1.409A-1 through 1.409A-6. Notwithstanding anything to the contrary in this Employment Agreement or elsewhere, any payment or benefit under this Employment Agreement or otherwise that is exempt from Section 409A pursuant to Treas. Reg. Section 1.409A-1(b)(9)(v)(A) or (C) shall be paid or provided to Executive only to the extent that the expenses are not incurred, or the benefits are not provided, beyond the last day of Executive’s second taxable year following Executive’s taxable year in which the “separation from service” occurs; and provided further that such expenses shall be reimbursed no later than the last day of Executive’s third taxable year following the taxable year in which Executive’s “separation from service” occurs. To the extent any expense reimbursement or the provision of any in-kind benefit under this Employment Agreement is determined to be subject to Section 409A, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement in any other calendar year (except for any life-time or other aggregate limitation applicable to medical expenses), in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.

(e) Withholding Taxes. The Company may withhold from any amounts or benefits payable under this Employment Agreement income taxes and payroll taxes that are required to be withheld pursuant to any applicable law or regulation or as permissible under the Company’s standard payroll practices and policies for senior executives.

(signatures appear on next page)

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement on the date first above written.

BAKKT HOLDINGS, LLC	EXECUTIVE

By:	/s/ Gavin Michael	By:	/s/ Andrew Labenne

Name:	Gavin Michael	Andrew Labenne
Title:	CEO

VPC ACQUISITION HOLDINGS
(to be renamed BAKKT HOLDINGS, INC.)

By:	/s/ Gordon Watson

Name:	Gordon Watson
Title:	President

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